UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on the MME official letter

—

Rio de Janeiro, April 24, 2023 - Petróleo Brasileiro S.A. – Petrobras informs that it has received Official Letter nr. 299/2023/GM-MME, by means of which the Ministry of Mines and Energy has requested information, based on Article 26, item II, of Decree-Law nr. 200, to assist the Civil House in the preparation of the new Growth Acceleration Program.

Thus, in response to the aforementioned letter, Petrobras forwarded the information of the current portfolio of capital investment projects in the implementation phase, of the business segments of Exploration and Production - E&P, Refining, Transportation and Commercialization - RTC, Gas and Energy - G&E and Renewables. Also included were investment projects that may have an impact on image, reputation, and future vision, such as exploratory projects on the Equatorial Margin or biorefining projects, even if they are in the planning stage. All the projects are foreseen in the Strategic Plan 2023-2027 (SP 2023-27), disclosed to the market on 11/30/2022.

It is worth highlighting the change in the start-up of operations of the following production systems (FPSOs), compared to the forecasts previously disclosed in the SP 2023-27: Búzios 7, from 2024 to 2025; Integrado Parque das Baleias (IPB), from 2024 to 2025; and Búzios 10, from 2026 to 2027. Considering the company's consolidated portfolio of assets and projects, no impacts are expected on its disclosed oil and natural gas production targets.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9 th Floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer